Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Form S-3) and related Prospectus of Sirius Satellite Radio Inc. for the registration of $500,000,000 of debt securities, preferred stock, common stock and warrants and to the incorporation by reference therein of our reports dated March 16, 2005, with respect to the consolidated financial statements and schedule of Sirius Satellite Radio Inc. and Subsidiary (the “Company”) and with respect to the balance sheet of Satellite CD Radio, Inc., the Company's management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

August 31, 2005